

July 21, 2010

The Corporation Trust Company of Nevada
As Agent for Revolutions Medical Corporation
One East First Street
Reno, NV 89501

Re: **Revolutions Medical Corporation**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed July 12, 2010
       File No. 333-164348

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Risk Factors, page 10

1.   Regarding your response to prior comment 2:

- Clarify how you determined that the terms of the Drawdown Equity Financing Agreement "have not changed." We note that the purchase price provision in Exhibit 10.2 differs from the purchase price provision in Exhibit 10.1 to the Form 8-K filed on April 26, 2010;

- Given the signatures and date on Exhibit 10.1 to that Form 8-K, it appears that you and the counterparty executed the agreement that contained the "scrivener's error." Therefore, it also appears that either you or your counterparty would have been entitled to seek to enforce the terms of that agreement. As such, it remains unclear how the subsequent "correction" evidenced in Exhibit 10.2 was consistent with Section 5 of the Securities Act; and

- If you believe that Exhibit 10.1 to the Form 8-K filed on April 26, 2010 did not reflect your actual understanding with Auctus, as indicated by your response, then it appears the agreement to sell shares to Auctus was not complete until Exhibit 10.2 was executed. Since that exhibit was executed after you filed this registration statement, it continues to appear that the transaction with Auctus was not complete at the time you filed this registration statement.

Please expand your response accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Joseph M. Lucosky—Anslow & Jaclin, LLP